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                          September 2, 2021

       Timothy R. Wright
       Chief Executive Officer
       MiMedx Group, Inc.
       1775 West Oak Commons Ct NE
       Marietta, Georgia 30062

                                                        Re: MiMedx Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 27,
2021
                                                            File No. 333-259103

       Dear Mr. Wright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael S. Lee